Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

E. Taylor Brody
ebrody@stradley.com
215-564-8071

May 22, 2019

Filed via EDGAR

Mr. Alberto Zapata, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Preliminary Proxy Statement Filing for Delaware Pooled® Trust (File No. 811-06322) (the “Registrant”)

Dear Mr. Zapata:
On behalf of the above-referenced Registrant, submitted herewith under the EDGAR system, are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated to me on May 22, 2019 with regard to the Preliminary Proxy Statement and other materials (the “Proxy Statement”).  The Proxy Statement was filed with the Commission on May 10, 2019 on behalf of Delaware REIT Fund (the “Fund”).
Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement.
1.           Comment: Consider clarifying whether Fund shareholders must hold their shares as of the record date in order to be admitted to the Meeting on page 2 of the Proxy Statement.
Response: The Proxy Statement has been revised to reflect the fact that only shareholders of the Fund as of the Record Date may attend the Meeting.
2.           Comment:  Provide an estimate of the portfolio turnover anticipated as part of the Repositioning in the Proxy Statement, as well as the related implications in terms of capital gains.
Response: The following will be added to the Proxy Statement:

The Fund is expected to experience moderate additional portfolio turnover as a result of the Repositioning. However, any realized capital gains for taxable Fund accounts will be offset and mitigated by the Fund’s significant capital loss carryforwards.

3.           Comment:  State what will occur if Fund shareholders do not approve the Proposal.
Response: As described on page 7 of the Proxy Statement, if the Proposal is not approved by shareholders of the Fund, the current fundamental investment restriction relating to industry concentration will remain in effect for the Fund.

Mr. Alberto Zapata, Esq.
May 22, 2019

4.           Comment: Confirm that you have provided all material terms of the contract with Computershare in the Proxy Statement.
Response: The Registrant has added additional disclosure about out-of-pocket expenses to the Proxy Statement but otherwise confirms that it has described all material terms of the contract with Computershare.
5.           Comment: Confirm that you have no response to Item 22(c)(6) of Schedule 14A.
Response: The Registrant confirms that none of the Fund’s Trustees have any material interest, direct or indirect, in any material transactions since the beginning of the most recently completed fiscal year, or in any material proposed transactions, to which the investment adviser of the Fund, any parent or subsidiary of the investment adviser (other than another fund), or any subsidiary of the parent of such entities was or is to be a party.
Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s/ Taylor Brody
Taylor Brody